EXHIBIT 21



                           SUBSIDIARIES OF THE COMPANY


The Company had previously formed two subsidiaries, Kalimantan Resources, Ltd., and Equatorial Resources, Ltd. Both companies were organized under the laws of the British Virgin Islands. Kalimantan Resources, Ltd., is wholly owned by the Company while Equatorial Resources, Ltd., is 99% owned by the Company.

In May 1998, the Company formed Terra Resources Brazil Ltda., organized under the laws of Brazil. Terra is 99.5% owned by the Company.